September 28, 2006

Mail Stop 3561

<u>Via US Mail and Facsimile</u>

Mr. Anthony R. Russo
Chief Financial Officer
222 Grace Church Street, Suite 300
Port Chester, New York 10573

Re: **American Business Corporation**
        Form 10-KSB for the year ended December 31, 2005
        Forms 10-QSB for the quarters ended March 31, 2006 and June 30, 2006
        Commission file #: 033-16417-LA

Dear Mr. Russo:

        We have reviewed your response letter dated May 18, 2006 and your Form 10-K for the year ended December 31, 2005 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-KSB for the year ended December 31, 2005

Notes to the Financial Statements

Note 4 – Discontinued Operation and Net Liabilities of Discontinued Operations, page 24

1. We note from your response to our prior comment 5 that you have provided an analysis of the charges and accruals related to discontinued operations. However, we note that the requested disclosure of the timing of cash payments to be made as a result of your guaranteed obligations and when you expect to resolve the obligations has not been included in the MD&A section of your Form 10-KSB for the year ended December 31, 2005. As previously requested, please confirm that you will expand MD&A in future filings to discuss the expected timing of cash payments to be made as a result of your guaranteed obligations and when you expect to resolve all such obligations.

Form 10-K for the year ended December 31, 2005

Notes to the Financial Statements

Note 7. Estimated Liability for Claims and Litigation from Discontinued Operation

2. We note your disclosure that in December 2005 you reached an agreement with Legion Insurance to settle claims against you in the amount of $1,203,657 for $350,000. We further note your disclosure that because you are not certain of Midwest's willingness to underwrite the settlement, you have not recorded its effect in the financial statements at December 31, 2005. Please tell us how much you have recorded in the financial statements as a liability for these claims as of December 31, 2005. If the amount is less than $350,000, please tell us why you believe it is appropriate not to recognize a liability for this settlement. Also, please tell us if there has been any resolution on the settlement of this claim subsequent to December 31, 2005.

   Also, we note that during the three months ended March 31, 2006 it appears that you reclassified $286,188 from accrued expenses to estimated liability for claims and litigation. Please explain to us and disclose in MD&A in future filings the nature of this reclassification and tell us why you believe it was appropriate to reduce accrued expenses for the additional amount of claims liability rather than record additional expense for the claims in the statement of operations.

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Mr. Anthony R. Russo
American Business Corporation
September 28, 2006
Page 3

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief